

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2022

Maximiliano Ojeda
Chief Executive Officer
MGO Global Inc.
1515 SE 17th Street, Suite 121/#460596
Fort Lauderdale, Florida 33345

> **Re: MGO Global Inc.**
> **Registration Statement on Form S-1**
> **Filed on November 18, 2022**
> **File No. 333-268484**

Dear Maximiliano Ojeda:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed November 18, 2022

Notes to the Unaudited Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2022
Note 11 - Subsequent Events, page F-10

1.   We note that you have included an estimated offering price in your filing. As requested in our letter dated August 30, 2022, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price.

General

2.   Disclose whether your offering is contingent upon on final approval of your NASDAQ

> listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement. Please revise your alternate prospectus cover page accordingly.

3. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

4. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

5. In your correspondence letter dated September 16, 2022 you indicated that you would file your Equity Joint Venture Contract with Shanghai Celebrity International Trading Co., Ltd. when you filed your Registration Statement publicly. Please file the agreement with your next amendment.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or Melissa Gilmore, Staff Accountant, at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing